

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Robert H. Baum
Executive Vice President & General Counsel
The Inland Real Estate Group, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re:** **Inland Diversified Real Estate Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-53945**

Dear Mr. Baum:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Sonia Barros
Special Counsel

cc: Michael J. Choate, Esq.
        Shefsky & Froelich Ltd.
        Via *facsimile*: (312) 275-7554